                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                                    CONECTIV

                           --------------------------



               Name, Title and Address of Officer to Whom Notices
                  and Correspondence Concerning this Statement
                               Should Be Addressed


                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                            Glossary of Defined Terms
                           ---------------------------

When used herein, the following terms shall have the meanings set forth below:

         ACE                        Atlantic City Electric Company

         Atlantic Cap I             Atlantic Capital I

         Atlantic                   Atlantic Energy, Inc.

         Act Public Utility Holding Company Act of 1935, as amended

         AEE                        Atlantic Energy Enterprises, Inc.

         AEII                       Atlantic Energy International, Inc.

         AET                        Atlantic Energy Technology

         AGI                        Atlantic Generation, Inc.

         AJTS                       Atlantic Jersey Thermal Systems, Inc.

         AOS                        Atlantic Operating Services, Inc.

         ASP                        Atlantic Southern Properties, Inc.

         ATE                        ATE Investment, Inc.

         Bing Gen                   Binghamton General, Inc.

         Bing Ltd                   Binghamton Limited, Inc.

         CCI                        Conectiv Communications, Inc.

         CCM                        Christiana Capital Management, Inc.

         CES                        Conectiv Energy Supply, Inc.

         CI                         CoastalComm, Inc.

         Class A Stock              Conectiv Class A Common Stock, $.01 par
                                    value per share

         Common Stock               Conectiv Common Stock, $.01 par value per
                                    share

         CP                         Conectiv Plumbing LLC

         CS                         Conectiv Solutions LLC

         CSI                        Conectiv Services, Inc.

         CTS                        Conectiv Thermal Systems, Inc.

         DCI                        Delmarva Capital Investments, Inc.

         DCI I                      DCI I, Inc.

         DCI II                     DCI II, Inc.

         DCTC                       DCTC-Burney, Inc.

         Delmarva or DPL            Delmarva Power & Light Company

         DOSC                       Delmarva Operating Services Company

         DPL Fin I                  Delmarva Financing I

         DSC                        Delmarva Services Company

         ECNG                       East Coast Natural Gas Cooperative, L.L.C.

         FERC                       Federal Energy Regulatory Commission

         Merger The business combination between Atlantic and Delmarva

         Merger U-1                 The Form U-1 Application/Declaration filed
                                    by Conectiv in File No. 70-9069, as amended

         PCG                        Power Consulting Group, Inc.

         Ped Gen                    Pedrick General, Inc.

         Ped Ltd                    Pedrick Ltd, Inc.

         Petron                     Petron Oil Corporation

         Resource                   Conectiv Resource Partners, Inc.

         TEE                        The Earth Exchange, Inc.

         TELP                       Thermal Energy Limited Partnership I

         Vine Gen                   Vineland General, Inc.

         Vine Ltd                   Vineland Limited, Inc.



                            REGISTRATION STATEMENT

     The undersigned holding company hereby submits its registration statement to the Commission pursuant to Section 5 of the Act.

 1.  Exact name of registrant: Conectiv


 2.  Address of principal executive offices:
        800 King Street
        Wilmington, DE 19899


 3.  Name and address of chief accounting officer:
        James P. Lavin
        Controller
        Conectiv
        800 King Street
        Wilmington, DE  19899


 4. Certain information as to the registrant and each subsidiary company thereof:

COL. A                                                 COL. B            COL. C         COL. D                COL. E

                                                                                       DATE OF
NAME OF COMPANY                                       ORGANIZATION        STATE     INCORPORATION         TYPE OF BUSINESS
---------------                                       ------------        -----     -------------         ----------------
Conectiv                                              Corporation          DE           8/8/96            Holding Company

 Delmarva Power & Light Company                       Corporation          DE          4/22/09          Combination gas and
                                                                                                          electric utility

     Delmarva Financing I                                Trust             DE            N/A                 Financing

     PJM Interconnection, L.L.C.                   Limited Liability       DE            N/A                 Power Pool
                                                        Company

     East Coast Natural Gas                        Limited Liability       DE            N/A              Gas procurement
     Cooperative, L.L.C.(1)                             Company

     DPL REIT Holding, Inc.                           Corporation          DE          3/12/98               Not Active

     DPL REIT, Inc.                                   Corporation          DE          3/12/98               Not Active

--------

(1)    Not a subsidiary; held as investment

NAME OF COMPANY                                       ORGANIZATION        STATE     INCORPORATION         TYPE OF BUSINESS
---------------                                       ------------        -----     -------------         ----------------
 Atlantic City Electric Company                       Corporation          NJ          4/28/24            Electric Utility

     Atlantic Capital I                                  Trust             DE            N/A                 Financing

     ACE REIT Holding, Inc.                           Corporation          DE          3/12/98               Not Active

       ACE REIT, Inc.                                 Corporation          DE          3/12/98               Not Active

   Conectiv Resource Partners, Inc.                   Corporation          DE          1/16/98            Service Company

   Delmarva Services Company(2)                       Corporation          DE          10/31/86             Real Estate

    Chesapeake Utilities Corporation(3)               Corporation          DE                               Gas Utility

   Conectiv Energy Supply Company                     Corporation          DE           7/3/75             Rule 58 Energy
                                                                                                             Marketing

     Conectiv/CNE Energy Services, L.L.C.(3)       Limited Liability       DE          7/23/97             Rule 58 Energy
                                                        Company                                              Marketing

     Petron Oil Corporation                           Corporation          PA          8/22/80             Rule 58 Energy
                                                                                                             Marketing

   Conectiv Communications, Inc.                      Corporation          DE          10/21/96          Telecommunications

   Conectiv Energy, Inc.(4)                           Corporation          DE          2/18/98               Not Active

   Conectiv Brands, Inc.(4)                           Corporation          DE          2/25/98               Not Active

   Conectiv Services, Inc.                            Corporation          DE          6/26/96          Energy-Related Goods
                                                                                                            and Services

     Conectiv Plumbing, L.L.C.                     Limited Liability       DE          1/15/98           Plumbing Services
                                                        Company

     Altemp Energy Systems, Inc.                      Corporation          PA          12/6/94          Energy-Related Goods
                                                                                                            and Services

   Conectiv Solutions LLC                          Limited Liability       DE          10/20/97          Energy Management
                                                        Company                                               Services

     Power Consulting Group, Inc.                     Corporation          DE           9/9/97         Electrical Engineering
                                                                                                            & Consulting

   Delmarva Capital Investments, Inc.                 Corporation          DE          2/27/85             Real Estate &
                                                                                                            Unregulated
                                                                                                            Investments

     Christiana Capital Management, Inc.              Corporation          DE          6/26/87              Real Estate

     DCI I, Inc.                                      Corporation          DE          2/27/85           Leveraged Leasing

     DCI II, Inc.                                     Corporation          VI          11/15/85          Leveraged Leasing

     Delmarva Operating Services Company              Corporation          DE           5/8/87           Operation of QF's

     UAH - Hydro Kennebec, LP(3)                        Limited            NY            N/A               Hydro-Electric
                                                      Partnership

--------

(2)    To be renamed Conectiv Properties, Inc.
(3)    Not a subsidiary; held as investment
(4)    Not funded, no stock issued yet

NAME OF COMPANY                                       ORGANIZATION        STATE     INCORPORATION         TYPE OF BUSINESS
---------------                                       ------------        -----     -------------         ----------------
     LUZ Solar Partners, LTD., IV(5)                    Limited            CA            N/A           Solar Power Generation
                                                      Partnership


     DCTC-Burney, Inc.                                Corporation          DE          6/26/87          Non-Utility Holding
                                                                                                              Company


       Forest Products, L.P.(5)                         Limited            DE            N/A                Investments
                                                      Partnership

       Burney Forest Products, A Joint                  General            CA            N/A            Alternative Fuel QF
       Venture(5)                                     Partnership

   Atlantic Energy Enterprises, Inc.                  Corporation          NJ           1/3/85          Non-Utility Holding
                                                                                                              Company

     Enerval, L.L.C.(5)                            Limited Liability       DE          3/17/95              Natural Gas
                                                        Company                                             Procurement,
                                                                                                         Transportation and
                                                                                                             Marketing

     Tech Leaders II, LP(5)                             Limited            DE            N/A            Venture Capital Fund
                                                      Partnership

     Atlantic Southern Properties, Inc.               Corporation          NJ          6/24/70              Real Estate

     CoastalComm, Inc.                                Corporation          DE          11/8/95           Telecommunications

       D & E Communications, Inc.(5)                  Corporation          PA                            Telecommunications
                                                                                                          Holding Company

     Atlantic Energy Technology, Inc.                 Corporation          DE          4/11/91         Technology Investment

       The Earth Exchange, Inc.                       Corporation          DE          10/12/87              Technology
                                                                                                            Development

     Conectiv Thermal Systems, Inc.                   Corporation          DE           5/5/94          Thermal Heating and
                                                                                                              Cooling

       ATS Operating Services, Inc.                   Corporation          DE          3/31/95             Thermal Energy
                                                                                                         Operating Services

       Atlantic-Pacific Las Vegas, LLC(5)          Limited Liability       DE            N/A              Thermal Project
                                                        Company

       Atlantic-Pacific Glendale, LLC(5)           Limited Liability       DE            N/A              Thermal Project
                                                        Company

       Atlantic Jersey Thermal Systems, Inc.          Corporation          DE          5/10/94           Equity Investments

   ATE Investments, Inc.                              Corporation          NJ          10/9/86           Equity Investments

Enertech Capital Partners, LP(5)                        Limited                          N/A               Energy-Related
                                                      Partnership                                            Technology
                                                                                                            Development


-----------
(5)    Not a subsidiary; held as investment only

NAME OF COMPANY                                       ORGANIZATION        STATE     INCORPORATION         TYPE OF BUSINESS
---------------                                       ------------        -----     -------------         ----------------
     Black Light Power, Inc.(6)                       Corporation          DE                           Hydrogen Conversion
                                                                                                            Based Energy
                                                                                                             Production

     EMAX Solution Partners, Inc.(6)                  Corporation          DE                           Software Development

   Atlantic Generation, Inc.                          Corporation          NJ          10/9/86          Non-Utility Holding
                                                                                                              Company

     Energy Investors Fund III, L.P.(6)                 Limited            DE            N/A              IPP Investments
                                                      Partnership

     Pedrick Ltd., Inc.                               Corporation          NJ          7/28/89           Equity Investments

       Pedricktown Cogeneration L. P.                   Limited                          N/A           Operates Cogeneration
                                                      Partnership                                             Facility

     Pedrick Gen., Inc.                               Corporation          NJ          7/28/89           Equity Investments

     Vineland Limited, Inc.                           Corporation          DE          8/24/90           Equity Investments

          Vineland Cogeneration L. P.                   Limited                        9/27/90         Operates Cogeneration
                                                      Partnership                                             Facility

     Vineland General, Inc.                           Corporation          DE          8/24/90           Equity Investments

     Binghamton General, Inc.                         Corporation          DE           5/2/90             Being Held for
                                                                                                            Liquidation

     Binghamton Limited, Inc.                         Corporation          DE           5/2/90             Being Held for
                                                                                                            Liquidation

     Cogeneration Partners of America                                                   4/1/87               Not Active

   Atlantic Energy International, Inc.                Corporation          NJ          11/13/86        Used Utility Equipment
                                                                                                               Broker

   Delmarva Investment I, Inc.(7)                     Corporation          DE          2/17/98               Not Active

-----------
(6)    Not a subsidiary; held as investment
(7)    Not funded, no stock issued yet

                                   BUSINESS

 5.
     a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various nonutility subsidiaries.

               Information regarding the general character of the business of Conectiv and its subsidiaries is set forth in Item 1.B of the Merger U-1. Information regarding the statistics relating to sales, purchases, operating revenues, and customers for Delmarva and its subsidiaries can be found in Item 1 of the Annual Report of Delmarva on Form 10-K for the period ending December 31, 1997 (File No. 1-1405), the applicable portions of which are hereby incorporated by reference. Information regarding such statistics for ACE can be found in its 1997 FERC Form No.1 which is provided as Exhibit G-1 to this document.

     b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.


                       OMITTED BY PERMISSION OF THE STAFF.

                                    PROPERTY


 6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

           Information regarding the principal plants, properties and other important physical units of Conectiv and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.B.2 of the Merger U-1; Item 2 of the combined Annual Report of Atlantic and ACE on Form 10-K for the year ended December 31, 1997 (File Nos. 1-9760 and 1-3559); and Item 2 of the Annual Report of Delmarva on Form 10-K for the year ended December 31, 1997 (File No. 1-1405).

                             INTERSTATE TRANSACTIONS


 7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

           ACE and Delmarva have on file with the Federal Energy Regulatory Commission their respective 1997 FERC Form No. 1 which include information related to the transmission of electric energy. These reports have been provided as Exhibits G-1 and G-2, respectively.

           Neither ACE nor Delmarva is engaged in the transmission of gas in interstate commerce.


                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

     a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)


                              AS OF MARCH 31, 1998

        BY PERMISSION OF THE STAFF, COLUMNS E THROUGH I HAVE BEEN OMITTED

         COL. A                                  COL. B                                COL. C               COL. D
-----------------------------------------------------------------------------------------------------------------------


                                                                                       AMOUNT            AMOUNT ISSUED
                                                                                     AUTHORIZED          LESS RETIRED
    NAME OF OBLIGOR                          TITLE OF ISSUE                            ($000)               ($000)
-----------------------------------------------------------------------------------------------------------------------
          ACE                         Medium Term Notes Series A                      150,000               60,000
                                  7.52% to 7.98% Due May 19, 1999 to
                                             May 19, 2004

          ACE                         Medium Term Notes Series B                      240,000               184,000
                                  6.71% to 6.78% Due March 6, 2008 to
                                             June 23, 2008

          ACE                         Medium Term Notes Series C                      125,000               105,000
                                  6.81% to 7.68% due May 15, 2001 to
                                            August 23, 2016


                                                                                       AMOUNT            AMOUNT ISSUED
                                                                                     AUTHORIZED          LESS RETIRED
    NAME OF OBLIGOR                          TITLE OF ISSUE                            ($000)               ($000)
-----------------------------------------------------------------------------------------------------------------------
          ACE                         Medium Term Notes Series D                      150,000               85,000
                                          6% to 6.19% Series
                                 Due January 15, 2003 to April 2, 2007

          ACE                    Medium Term Notes- Unsecured Series A                150,000               65,000
                                            6.46% to 7.52%
                                Due from April 1, 2002 to April 2, 2007

          ACE                            First Mortgage Bonds                         75,000                75,000
                                     6.625% Series August 1, 2013

          ACE                            First Mortgage Bonds                         75,000                75,000
                                     7.0% Series September 1, 2023

          ACE                            First Mortgage Bonds                         75,000                75,000
                                      7.0% Series August 13, 2028

          ACE                         Pollution Control, York Co.                      2,500                 2,425
                                    6.375% Series December 1, 2006

          ACE                         Pollution Control, Series A                     18,200                18,200
                                            (Salem County)
                                         Variable Rate Series
                                            April 15, 2014

          ACE                         Pollution Control, Series A                      4,400                 4,400
                                            (Salem County)
                                         Variable Rate Series
                                             July 15, 2017

          ACE                         Pollution Control, Series A                     38,865                38,865
                                       6.8% Series March 1, 2021

          ACE                         Pollution Control, Series A                      4,000                 4,000
                                            (Salem County)
                                     5.6% Series November 1, 2025

          ACE                         Pollution Control, Series C                     23,150                23,150
                                            (Salem County)
                                       6.15% Series June 1, 2029

          ACE                         Pollution Control, Series B                      6,500                 6,500
                                           (Cape May County)
                                     7.0% Series November 1, 2029

          ACE                         Pollution Control, Series A                     25,000                25,000
                                           (Cape May County)
                                     7.2% Series November 1, 2029

          ACE                                 Debentures                               5,000                 2,500
                                       7.25% Series May 1, 1998

                                                                                       AMOUNT            AMOUNT ISSUED
                                                                                     AUTHORIZED          LESS RETIRED
    NAME OF OBLIGOR                          TITLE OF ISSUE                            ($000)               ($000)
-----------------------------------------------------------------------------------------------------------------------
          ATE                           Note Purchase Agreement                       15,000                15,000
                                           7.44% Senior Note
                                         Due December 3, 1999

          TELP                        Series 1997 Thermal Energy                      18,500                18,500
                                       Facilities Revenue Bonds
                                    Due December 1, 2031 Var Rates

          TELP                        Series 1995 Thermal Energy                      12,500                12,500
                                       Facilities Revenue Bonds
                                    Due December 1, 2009 Var Rates

        Delmarva                         First Mortgage Bonds                         30,000                30,000
                                   6.95% series due October 1, 2002

        Delmarva                         First Mortgage Bonds                         90,000                90,000
                                     6.40% series due July 1, 2003

        Delmarva                    Amortizing First Mortgage Bonds                   25,800                25,103
                                 6.95% series due October 1, 1998-2008

        Delmarva                         First Mortgage Bonds                         15,000                15,000
                                    7.30% series due March 1, 2014

        Delmarva                         First Mortgage Bonds                         66,000                66,000
                                   8.15% series due October 1, 2015

        Delmarva                         First Mortgage Bonds                         34,500                34,500
                                     7.15% series due July 1, 2018

        Delmarva                         First Mortgage Bonds                         31,000                31,000
                                     6.75% series due May 1, 2019

        Delmarva                         First Mortgage Bonds                         35,000                35,000
                                    7.60% series due March 1, 2020

        Delmarva                         First Mortgage Bonds                         18,200                18,200
                                     5.90% series due June 1, 2021

        Delmarva                         First Mortgage Bonds                         20,000                20,000
                                     7.30% series due July 1, 2021

        Delmarva                         First Mortgage Bonds                          4,500                 4,500
                                     7.15% series due July 1, 2021

        Delmarva                         First Mortgage Bonds                         50,000                50,000
                                   8.50% series due February 1, 2022

        Delmarva                         First Mortgage Bonds                         15,000                15,000
                                     6.85% series due May 1, 2022

        Delmarva                         First Mortgage Bonds                         100,000               100,000
                                   7.71% series due October 1, 2025

        Delmarva                         First Mortgage Bonds                         15,000                15,000
                                     6.05% series due June 1, 2032

                                                                                       AMOUNT            AMOUNT ISSUED
                                                                                     AUTHORIZED          LESS RETIRED
    NAME OF OBLIGOR                          TITLE OF ISSUE                            ($000)               ($000)
-----------------------------------------------------------------------------------------------------------------------
        Delmarva                           Medium Term Notes                          100,000               100,000
                                       Series A - 8.30% to 9.95%
                               Due November 15, 2002 to December 1, 2020

        Delmarva                           Medium Term Notes                          80,000                80,000
                                      Series B - 7.50% to 8.125%
                                    Due May 1, 1999 to May 1, 2007

        Delmarva                           Medium Term Notes                          224,200               224,200
                                       Series C - 5.69% to 7.72%
                                 Due June 24, 1998 to February 1, 2027

        Delmarva              Electric Facilities Refunding Revenue Bonds              1,000                 1,000
                                     7.30% Series due July 1, 2011

        Delmarva                    Exempt Facilities Revenue Bonds                   33,500                33,500
                                  7.15% Series due September 1, 2015

        Delmarva                    Exempt Facilities Revenue Bonds                   20,000                20,000
                                   7.50% Series due October 1, 2017

        Delmarva                        Pollution Control Notes                        8,000                 6,125
                                   5.75% Series due December 1, 1998

        Delmarva                        Pollution Control Notes                        1,000                  750
                                   7.25% Series due December 1, 2001

        Delmarva                        Pollution Control Notes                        2,500                 2,250
                                  7.125% Series due December 1, 2006

        Delmarva                      Variable Rate Demand Bonds                      26,000                26,000
                                          Due October 1, 2017

        Delmarva                      Variable Rate Demand Bonds                      15,500                15,500
                                          Due October 1, 2028

        Delmarva                      Variable Rate Demand Bonds                      30,000                30,000
                                          Due October 1, 2029

          CCM                                  Mortgage                                                      3,274

                                  CAPITAL STOCK

      b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                              AS OF MARCH 31, 1998

       BY PERMISSION OF THE STAFF, COLUMNS G THROUGH J HAVE BEEN OMITTED.

          COL. A                      COL. B.                COL. C                COL. D               COL. E           COL. F
------------------------------------------------------------------------------------------------------------------------------------


                                                                            AMOUNT RESERVED FOR
                                                                             OPTIONS, WARRANTS,        ADDITIONAL
                                                             AMOUNT           CONVERSIONS AND            AMOUNT          AMOUNT
      NAME OF ISSUER              TITLE OF ISSUE           AUTHORIZED           OTHER RIGHTS            UNISSUED         ISSUED
------------------------------------------------------------------------------------------------------------------------------------
         Conectiv               Common stock, par          150,000,000                                 49,025,157      100,974,843
                               value $.01 per share

         Conectiv             Class A Common stock,        10,000,000                                  3,439,388        6,560,612
                             $.01 par value per share

         Conectiv           Preferred stock par value      20,000,000                                  20,000,000           0
                                  $.01 per share

         Delmarva               Common stock, par          90,000,000                                  89,900,000         1,000
                              value $2.25 per share

         Delmarva              Preferred stock, par         1,800,000                                   817,898          982,102
                               value $100 per share

         Delmarva              Preferred stock, par         3,000,000                                  2,683,500         316,500
                               value $25 per share

         Delmarva              Cumulative preferred        10,000,000                                  10,000,000           0
                               stock, $1 par value

           ACE               Common stock, par value       25,000,000                                  6,679,063       18,320,937
                                   $3 per share

           ACE              Preferred stock, par value       799,979                                    499,979          300,000
                                  $100 per share

           ACE              Preferred stock, no par value   2,000,000                                  1,660,500         339,500

           ACE              Preference stock, no par value  3,000,000                                  3,000,000            0

    DPL REIT Holding,        Common Stock, par value          1,000                                                       1,000
           Inc.                    $1 per share

      DPL REIT, Inc.         Common Stock, par value          1,000                                                       1,000
                                   $1 per share

    ACE REIT Holding,        Common Stock, par value          1,000                                                       1,000
           Inc.                    $1 per share

      ACE REIT, Inc.         Common Stock, par value          1,000                                                       1,000
                                   $1 per share

                                                                            AMOUNT RESERVED FOR
                                                                             OPTIONS, WARRANTS,        ADDITIONAL
                                                             AMOUNT           CONVERSIONS AND            AMOUNT          AMOUNT
      NAME OF ISSUER              TITLE OF ISSUE           AUTHORIZED           OTHER RIGHTS            UNISSUED         ISSUED
------------------------------------------------------------------------------------------------------------------------------------
    Conectiv Resource           Common Stock, par value       1,000                                                       1,000
      Partners, Inc.                 $1 per share

    Delmarva Services           Common Stock, par value       1,000                                                       1,000
         Company                     $1 per share

     Conectiv Energy            Common Stock, par value       1,000                                                       1,000
      Supply Company                 $1 per share

  Petron Oil Corporation          Common Stock no par         1,000                                                       1,000
                                        value


         Conectiv               Common Stock, par value       1,000                                                       1,000
   Communications, Inc.              $1 per share

  Conectiv Energy, Inc.         Common Stock, par value       1,000                                      1,000              0
                                     $1 per share

  Conectiv Brands, Inc.         Common Stock, par value       1,000                                      1,000              0
                                     $1 per share

 Conectiv Services, Inc.        Common Stock, par value       1,000                                                       1,000
                                     $1 per share

      Altemp Energy             Common Stock, par value       1,000                                                       1,000
      Systems, Inc.                  $1 per share

     Power Consulting           Common Stock, par value       1,000                                                       1,000
       Group, Inc.                   $1 per share

     Delmarva Capital           Common Stock, par value       1,000                                                       1,000
    Investments, Inc.                $1 per share

    Christiana Capital          Common Stock, par value       1,000                                                       1,000
     Management, Inc.                $1 per share

       DCI I, Inc.              Common Stock, par value       1,000                                                       1,000
                                     $1 per share

       DCI II, Inc.             Common Stock, par value       1,000                                                       1,000
                                     $1 per share

    DCTC - Burney Inc.          Common Stock, par value       1,000                                                       1,000
                                     $1 per share

    Delmarva Operating          Common Stock, par value       1,000                                                       1,000
     Services Company                $1 per share

     Atlantic Energy              Common Stock no par         2,000                                      1,900             100
    Enterprises, Inc.                   value

    Atlantic Southern           Common Stock, par value        100                                                         100
     Properties, Inc.                $1 per share

    CoastalComm, Inc.           Common Stock, par value        100                                                         100
                                    $.01 per share

                                                                            AMOUNT RESERVED FOR
                                                                             OPTIONS, WARRANTS,        ADDITIONAL
                                                             AMOUNT           CONVERSIONS AND            AMOUNT          AMOUNT
      NAME OF ISSUER              TITLE OF ISSUE           AUTHORIZED           OTHER RIGHTS            UNISSUED         ISSUED
------------------------------------------------------------------------------------------------------------------------------------
     Atlantic Energy           Common Stock no par            2,500                                      2,400             100
     Technology, Inc.                 value

   The Earth Exchange,          Common Stock, no par          2,500                                      2,400             100
        Inc.                           value

     Conectiv Thermal          Common Stock no par            2,500                                      2,400             100
      Systems, Inc.                   value

      ATS Operating             Common Stock, no par            100                                         50              50
      Services, Inc.                  value

     Atlantic Jersey           Common Stock no par            2,500                                      2,400             100
  Thermal Systems, Inc.               value

  ATE Investments, Inc.        Common Stock no par            2,500                                      2,400             100
                                      value

   Atlantic Generation,        Common Stock no par            2,500                                      2,400             100
           Inc.                       value

    Pedrick Ltd., Inc.         Common Stock no par            2,500                                      2,400             100
                                      value

    Pedrick Gen., Inc.         Common Stock no par            2,500                                      2,400             100
                                      value

  Vineland Limited, Inc.       Common Stock no par            2,500                                      2,400             100
                                      value

  Vineland General, Inc.       Common Stock no par            2,500                                      2,400             100
                                      value

   Binghamton General,         Common Stock no par            2,500                                      2,400             100
           Inc.                       value

   Binghamton Limited,         Common Stock no par            2,500                                      2,400             100
           Inc.                       value

     Atlantic Energy           Common Stock no par            3,000                                      2,900             100
   International, Inc.                value

   Delmarva Investment         Common Stock, par value
         I, Inc.                   $1 per share               1,000                                      1,000              0

                             CONTINGENT LIABILITIES


      c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

               Information regarding contingent liabilities is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Note 7 in Part 1. Financial Information in Conectiv's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-13895); Note 5 in Part 1. Financial Information in ACE's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-3559) and Note 4 in Part 1. Financial Information in Delmarva's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-1405). Information regarding guarantees as of March 31, 1998 is detailed below:

    ISSUER OF GUARANTEE               ISSUED ON BEHALF OF             AMOUNT                   TYPE OF GUARANTEE
    -------------------               -------------------             ------                   -----------------
          Conectiv                            AGI                   $6,000,000                      Guarantee

          Conectiv                            CTS                   31,000,000                      Guarantee

          Conectiv                            AGI                    5,250,000                   Letter of Credit

          Conectiv                            CTS                   27,918,656                   Letters of Credit

          Conectiv                          Enerval                  1,600,000                   Letter of Credit

            AEE                             Enerval                  2,250,000                       Guarantee

            AGI                 Cogeneration Partners of America     2,000,000                       Guarantee

            AGI                      Vineland Cogeneration           1,374,000                     Take or Pays

            AGI                     Binghamton Cogeneration            271,000                        Escrow

            AGI                      Vineland Cogeneration           3,500,000              Capacity deficiency charge

            AEE                             Enerval                  1,200,000                   Pledge of assets

                                OTHER SECURITIES

      d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

               Certain information regarding ConectivDirect(TM), Conectiv's dividend reinvestment and stock purchase plan, is set forth in the Registration Statement of Conectiv on Form S-3 (File No. 333-44219), and is hereby incorporated by reference. Certain information regarding the Conectiv Incentive Compensation Plan is set forth in the Registration Statement of Conectiv on Form S-8 (File No. 333-50063) and is hereby incorporated by reference. Certain information regarding the Conectiv Stockholders Rights Plan is set forth in the Application-Declaration on Form U-1 (File No. 70-9155) of Conectiv and the filing of Conectiv on Form 10-Q for the period ended March 31, 1998, both of which are hereby incorporated by reference.


                        INVESTMENTS IN SYSTEM SECURITIES


9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

                                                       NUMBER OF           % OF          ISSUER BOOK        OWNER BOOK
                                                    COMMON SHARES         VOTING            VALUE              VALUE
NAME OF COMPANY                                          OWNED             POWER            ($000)            ($000)
---------------                                          -----             -----            ------            ------
 Delmarva Power & Light Company                          1,000              100            822,680            822,680

     Delmarva Financing I                                 N/A               100               *                  *

     DPL REIT Holding, Inc.                              1,000              100              (1)                (1)

       DPL REIT, Inc.                                    1,000              100              (1)                (1)

   Atlantic City Electric Company                     18,320,937            100            740,605            740,605

   Atlantic Capital I                                     N/A               100               *                2,165

     ACE REIT Holding, Inc.                              1,000              100              (1)                (1)

       ACE REIT, Inc.                                    1,000              100              (1)                (1)

   Conectiv Resource Partners, Inc.                      1,000              100              (1)                (1)

   Delmarva Services Company(2)                          1,000              100               *                  *

   Conectiv Energy Supply Company                        1,000              100               *                  *

     Petron Oil Corporation                              1,000              100              (3)                (3)

   Conectiv Communications, Inc.                         1,000              100               *                  *

   Conectiv Services, Inc.                               1,000              100             *(4)               *(4)

     Altemp Energy Systems, Inc.                         1,000              100              (1)                (1)

   Conectiv Solutions, L.L.C.                             N/A               100               *                  *

     Power Consulting Group, L.L.C.                       N/A               100               *                  *

   Delmarva Capital Investments, Inc.                    1,000              100               *                  *

     Christiana Capital Management, Inc.                 1,000              100               *                  *

     DCI I, Inc.                                         1,000              100               *                  *

     DCI II, Inc.                                        1,000              100               *                  *

     Delmarva Operating Services Company                 1,000              100               *                  *

     DCTC-Burney, Inc.                                   1,000              100               *                  *

   Atlantic Energy Enterprises, Inc.                      100               100               *                  *

     Atlantic Southern Properties, Inc.                   100               100               *                  *

     CoastalComm, Inc.                                    100               100               *                  *

     Atlantic Energy Technology, Inc.                     100               100               *                  *

       The Earth Exchange, Inc.                           100               100               *                  *

----------
(1)  Book value is $1,000 or less
(2)  To be renamed Conectiv Properties, Inc.
(3) Petron's financial position reported on equity method of accounting until purchase method accounting adjustments are finalized.
(4)  Includes Conectiv Plumbing, L.L.C.


 *   Confidential treatment requested

                                                       NUMBER OF           % OF          ISSUER BOOK        OWNER BOOK
                                                    COMMON SHARES         VOTING            VALUE              VALUE
NAME OF COMPANY                                          OWNED             POWER            ($000)            ($000)
---------------                                          -----             -----            ------            ------
     Conectiv Thermal Systems, Inc.                       100               100               *                  *

       ATS Operating Services, Inc.                        50               100              (1)                (1)

       Atlantic Jersey Thermal Systems, Inc.              100               100               *                  *

       Thermal Energy Limited Partnership I               N/A               100               *                  *

     ATE Investments, Inc.                                100               100               *                  *

     Atlantic Generation, Inc.                            100               100               *                  *

       Pedrick Ltd., Inc.                                 100               100               *                  *

       Pedrick Gen., Inc.                                 100               100               *                  *

       Vineland Limited, Inc.                             100               100               *                  *

       Vineland General, Inc.                             100               100               *                  *

       Binghamton General, Inc.                           100               100               *                  *

       Binghamton Limited, Inc.                           100               100               *                  *

   Atlantic Energy International, Inc.                    100               100              (1)                (1)

----------
 *   Confidential treatment requested



                         INVESTMENTS IN OTHER COMPANIES


10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.


-------------
(1) Book value is $1,000 or less

     a) Investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant:

           As of March 31, 1998, DSC held 127,750 shares (or 2.87%) of the common stock of Chesapeake Utilities Corporation, a publicly traded has utility company with gas utility operations in Delaware, Maryland and Florida. As of March 31, 1998, the book value was $1,571,000.

     b) Investments of the registrant and of each subsidiary thereof in the securities of other enterprises:

ATE owns 160 shares of common stock of Black Light Power, Inc., a development stage company that is engaged in hydrogen based energy production. As of March 31, 1998, the book value was $*. (Confidential treatment requested)

AEE owns 1,875,000 shares of Class D Preferred Stock, representing 12.5% of all outstanding issues of preferred stock, convertible under certain terms and conditions into 10.2% of the outstanding common stock of EMAX Solutions Partners, Inc., a Delaware corporation that develops environmental compliance software. As of March 31, 1998, the book value was $*. (Confidential treatment requested)

AGI owns a 4.9% limited partnership interest in Energy Investors Fund III, L.P. (Project Finance Fund), a Delaware limited partnership that invests in independent power production facilities. As of March 31, 1998, the book value was $*. (Confidential treatment requested)

CCI owns 58,161 unregistered shares, or approximately 1% of the outstanding shares, of D&E Communications, Inc., a Pennsylvania corporation and publicly-held telecommunications company that holds a broadband PCS license. As of March 31, 1998, the book value was $*. (Confidential treatment requested)

AEE owns a 2.6% limited partnership interest in Tech Leaders II, a Delaware limited partnership that invests in energy and technology companies. As of March 31, 1998, the book value was $*. (Confidential treatment requested)

ECNG, a Delaware limited liability company in which Delmarva holds a 1/7th interest, is engaged in gas-related activities. Delmarva participates in ECNG to do bulk purchasing of gas in order to improve the efficiency of its natural gas local distribution operations. As of March 31, 1998, Delmarva had no investment in ECNG.

AEE holds a 50% equity interest in Enerval, LLC, a natural gas marketing venture. The book value, before fair market value evaluation reserves, was $* as of March 31, 1998. (Confidential treatment requested)

ATE owns a 94% limited partnership interest in EnerTech Capital Partners L.P., a limited partnership that invests in and supports a variety of energy technology growth companies. The book value as of March 31, 1998 was $*. (Confidential treatment requested)

ATS holds a 50% interest in Atlantic-Pacific Glendale, LLC, a Delaware limited 0 liability company formed to construct, own and operate integrated energy facilities. The book value as of March 31, 1998 was $*. (Confidential treatment requested)

ATS holds a 50% interest in Atlantic-Pacific Las Vegas, LLC, a Delaware limited liability company formed to finance, own and operate integrated energy facilities. The book value as of March 31, 1998 was $*. (Confidential treatment requested)

CES holds a 50% interest in Conectiv/CNE Energy Services LLC, a Rule 58 energy marketing company. The book value as of March 31, 1998 was $*. (Confidential treatment requested)

Forest Products, L.P. is a Delaware limited partnership in which DCTC, Inc. is the sole 1% general partner, and which is a general partner in Burney Forest Products, A Joint Venture. The book value as of March 31, 1998, was $*. (Confidential treatment requested)

Burney Forest Products, A Joint Venture, is a California general partnership which is owned by DCTC and Forest Products, L.P. The partnership owns a wood-burning qualifying facility in Burney, CA. DCTC's total direct and indirect ownership interest is 45%. The book value as of March 31, 1998, was $*. (Confidential treatment requested)

DCI holds a 4.7% limited partnership interest in LUZ Solar Partners, Ltd. IV which owns a solar powered generating station. The book value as of March 31, 1998, was $*. (Confidential treatment requested)

DCI owns a 27.5% limited partnership interest in UAH-Hydro Kennebec, L.P., a New York limited partnership which owns a hydro-electric project. The book value as of March 31, 1998, was $*. (Confidential treatment requested)


                        INDEBTEDNESS OF SYSTEM COMPANIES


10. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (which amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

   a)  Debts owed to associate companies at March 31, 1998.

           The following table provides intercompany receivables and payables as of March 31, 1998:

                                                                        AMOUNT OWED
NAME OF DEBTOR                   NAME OF CREDITOR                         ($000)
--------------                   ----------------                         ------
Conectiv                         AEE                                       2,732(1)

ACE                              Conectiv                                  7,827

ACE                              Conectiv                                 20,403

Delmarva                         Conectiv                                 23,806

Conectiv                         Delmarva                                 20,819(2)

CCI                              Conectiv                                   331

ACE                              Conectiv                                   31

AEE                              Conectiv                                    3

AEII                             Conectiv                                    2

AEE                              ACE                                       1,351

Delmarva                         CCI                                       1,727

DCI                              Delmarva                                  1,778

CCI                              Delmarva                                  7,410

CSI                              Delmarva                                  1,478

Delmarva                         PCG                                        55

CS                               Delmarva                                   614

CCI                              Delmarva                                  5,803

Delmarva                         Conectiv                                    1

Delmarva                         CCI                                        36

CSI                              Resource                                   20

CS                               CSI                                       3,625

----------
(1) Premerger obligation of AEI to AEE assumed by Conectiv as a result of the Merger to be cleared by capital contribution during the next accounting period.

(2) Premerger - Merger related costs paid by Delmarva to be reinbursed by Conectiv through capital contribution during the next accounting period.

     The following table provides intercompany notes receivable/payable as of March 31, 1998:

                                                             AMOUNT OWED         RATE OF            DATE OF
NAME OF DEBTOR               NAME OF CREDITOR                   ($000)         INTEREST (%)        MATURITY
---------------------------------------------------------------------------- -------------------------------------
Resource (Money Pool)        Conectiv                           8,422             5.71          On demand    (1)
CTS                          Resource (Money Pool)              5,812             5.71          On demand    (1)
Resource                     Resource (Money Pool)                19              5.71          On demand    (1)
Resource (Money Pool)        AGI                                3,709             5.71          On demand    (1)
Resource (Money Pool)        DSC                                1,931             5.71          On demand    (1)
Resource (Money Pool)        DCI                                7,338             5.71          On demand    (1)
ATE                          Resource (Money Pool)              7,451             5.71          On demand    (1)
CES                          Resource (Money Pool)              5,576             5.71          On demand    (1)
CSI                          Resource (Money Pool)                3               5.71          On demand    (1)
ASP                          Resource (Money Pool)                13              5.71          On demand    (1)
AEE                          Resource (Money Pool)               349              5.71          On demand    (1)
CTS                          Resource (Money Pool)              89,445            6.00          On demand    (1)
ATE                          Resource (Money Pool)              5,025             6.00          On demand    (1)
Petron                       Resource (Money Pool)              1,856             6.00          On demand    (1)

(1)  But not later than 5/1/99


     b) Debts owed to others at March 31, 1998: OMITTED BY PERMISSION OF THE STAFF.


                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                                            TOTAL 1997
       LESSEE                     LESSOR                      ITEMS(S) LEASED            PAYMENTS ($000)     EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------------
        ACE              Franklin Life Insurance           Gas Turbine Equipment               181               7/12/98
                                 Company

        ACE              Minnesota Mutual Life             Gas Turbine Equipment               136               7/12/98
                              Insurance Co.

        ACE               Ohio National Life               Gas Turbine Equipment               100               7/12/98
                              Insurance Co.

        ACE              Franklin Life Insurance           Gas Turbine Equipment               277                7/2/99


                                                                                            TOTAL 1997
       LESSEE                     LESSOR                      ITEMS(S) LEASED            PAYMENTS ($000)     EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------------
                                Company

        ACE              Unionbanc Leasing Corp.           Gas Turbine Equipment                91                7/2/99

        ACE            Atlantic Southern Properties             Office Space                   425               5/31/99

        ACE             General American Terminals           Railroad tank cars                316               12/31/99
                                  Corp.

        ACE               Citgo Asphalt Refining       Fuel oil storage & throughput           297               12/31/00
                                 Company                  agreement- B.L. England
                                                             Generating Station

        ACE               Citgo Asphalt Refining         Jet fuel oil tank & truck             116             Under 90 day
                                 Company               loading facilities- Combustion                         renegotiation
                                                         Turbine generating Station                               period

        ACE               International Business         Computer-related equipment            508
                                 Machines

        ACE                  BLC Corporation                 Vehicles/equipment                482           Renewable every
                                                                                                                12 months
        ACE                  1909 Associates                       Office                       75

        ACE                   E.I. DeNemours                       Tanks                       410               12/31/99

        ACE                     Pearl Fuel                      Nuclear fuel                  9,800                None

      Delmarva          Delmarva Services Company             Office Building                 1,776              10/15/02

      Delmarva          Delaware Terminal Company            Pipeline facility                1,107              12/31/99

      Delmarva          Pencader Corporate Center             Production Lease                 130               6/30/02

      Delmarva              Various Railroads                 Railroad Leases                  341               Various

      Delmarva              State of Delaware                  River Crossing                   77               8/28/26

      Delmarva              Bell Atlantic - DE                     Poles                       556               Various

      Delmarva              Bell Atlantic - MD                     Poles                       578               Various

      Delmarva             Commissioners of St.                    Poles                       233               Various
                                 Michaels

      Delmarva         United Jersey Bank, Trustee        Merrill Creek Reservoir             3,785              12/20/32

                                                                                            TOTAL 1997
       LESSEE                     LESSOR                      ITEMS(S) LEASED            PAYMENTS ($000)     EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------------
      Delmarva            Bayshore Fuel Company                 Nuclear fuel                  7,777                None

                            Christiana Capital
      Delmarva                  Management                        Building                     966               2/28/99




                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

      Securities sold in last five years:

                                                                    PROCEEDS
                                                    AMOUNT        RECEIVED BY        APPROXIMATE
                                                    ISSUED       ISSUER BEFORE       EXPENSES OF
                                     NAME OF        OR SOLD      EXPENSES (PER          ISSUER
        TITLE OF ISSUE               OBLIGOR        ($000)           $100)            (PER $100)
----------------------------------------------------------------------------------------------------
     First Mortgage Bonds              ACE          75,000          $98.417             $.227
      7% Series due 2023


     First Mortgage Bonds              ACE          75,000          $98.315             $.220
      7% Series due 2028

     First Mortgage Bonds              ACE          75,000          $99.331             $.220
    6 5/8% Series due 2013


 First Mortgage Bonds Secured          ACE         240,000         $99.850 -            $.014
 Medium Term Notes, Series B                                        $99.250


    5.60% Pollution Control            ACE           4,000           $98.66              $.02
         Salem County
     Revenue Bonds of 1993
           Series A

                                        NAME OF
                                       PRINCIPAL         UNDERWRITERS
                                    UNDERWRITER OR     INITIAL OFFERING
        TITLE OF ISSUE                PURCHASERS             PRICE
------------------------------------------------------------------------
     First Mortgage Bonds            Goldman Sachs          98.750%
      7% Series due 2023          Citicorp Securites,
                                   Pryor, Mclendon,
                                   Counts & Co Inc..

     First Mortgage Bonds        Bear, Stearns, & Co,       98.82%
      7% Series due 2028                  Inc

     First Mortgage Bonds          Goldman, Sachs &         99.654%
    6 5/8% Series due 2013           Co., Citicorp
                                      Securities
                                   Pryor, McClendon

 First Mortgage Bonds Secured    The First Boston            100%
 Medium Term Notes, Series B     Corp., Goldman
                                 Sachs, Smith
                                 Barney, Harris
                                 Upham & Co

    5.60% Pollution Control          AG Edwards &            100%
         Salem County                 Sons, Inc.
     Revenue Bonds of 1993
           Series A

                                                                    Proceeds
                                                    Amount        Received by        Approximate
                                                    Issued       Issuer Before       Expenses of
                                     Name of        or Sold      Expenses (per          Issuer
        TITLE OF ISSUE               Obligor        ($000)           $100)            (per $100)
---------------------------------------------------------------------------------------------------
         Salem County                  ACE          23,150          $98.325             $.012
       Pollution Control
       Revenue Refunding
    Bonds of 1994 Series A

   Cape May County Pollution           ACE           6,500           $98.03             $.006
            Control
  Revenue Refunding Bonds of
         1994 Series B

   Cape May County Pollution           ACE          25,000           $98.03              $.02
            Control
  Revenue Refunding Bonds of
         1994 Series A

     First Mortgage Bonds              ACE          105,000          $99.850-            $.028
      Designated Secured                                             $99.250
  Medium Term Notes Series C

  8.25% Cumulative Quarterly        Atlantic        70,000           $96.84              $.13
  Income Preferred Securites        Capital I
         (QUIPS), 1996





     Unsecured Medium Term             ACE          65,000         $99.850-             $.021
     Notes Series A, 1997                                          $99.250


    Salem County Pollution             ACE          22,600            $100              $.026
   Control Revenue Refunding
          Bonds, 1997

       Medium Term Notes            Delmarva        224,200        $98.875-              $.05
           Series C                                                $99.25

    8.125% Cumulative Trust         Delmarva        70,000         $96.85-               $.03
 Preferred Capital Securities         Power                        $98.00
                                   Financing I


                                        Name of          Underwriters
                                       Principal       Initial Offering
                                    Underwriter or           Price
        TITLE OF ISSUE                Purchasers
------------------------------------------------------------------------
         Salem County                 Chemical Securities       99.375%
       Pollution Control                     Inc.
       Revenue Refunding
    Bonds of 1994 Series A

   Cape May County Pollution            Goldman Sachs &          100%
            Control                           Co.
  Revenue Refunding Bonds of
         1994 Series B

   Cape May County Pollution          Merrill Lynch & Co.        100%
            Control
  Revenue Refunding Bonds of
         1994 Series A

     First Mortgage Bonds               Goldman Sachs,           100%
      Designated Secured               Smith Barney Inc,
  Medium Term Notes Series C            A. G. Edwards &
                                          Sons, Inc.

  8.25% Cumulative Quarterly            Goldman Sachs,           100%
  Income Preferred Securites              Dean Witter
         (QUIPS), 1996                   Reynolds, AG.
                                        Edwards & Sons,
                                       Lehman Brothers,
                                          Prudential
                                       Securities, Wheat
                                             First

     Unsecured Medium Term              Goldman Sachs,           100%
     Notes Series A, 1997                First Chicago
                                       Capital Markets,
                                        Lehman Brothers

    Salem County Pollution              Morgan Stanley           100%
   Control Revenue Refunding              Dean Witter
          Bonds, 1997

       Medium Term Notes                Merrill Lynch &          100%
           Series C                   Co., Morgan Stanley
                                             & Co.

    8.125% Cumulative Trust            Morgan Stanley &          100%
 Preferred Capital Securities         Co., Merrill Lynch
                                      & Co., Dean Witter
                                     Reynolds Inc., Paine
                                            Webber
                                         Incorporated,
                                          Prudential
                                        Securities Inc.

                                                                    Proceeds
                                                    Amount        Received by        Approximate
                                                    Issued       Issuer Before       Expenses of
                                     Name of        or Sold      Expenses (per          Issuer
        TITLE OF ISSUE               Obligor        ($000)           $100)            (per $100)
----------------------------------------------------------------------------------------------------
  7.71% First Mortgage Bonds        Delmarva        100,000         $99.125              $.17


    6.95% Amortizing First          Delmarva        25,800           $99.35              $.27
        Mortgage Bonds

     The Delaware Economic          Delmarva        30,000           $99.50(est.)        $.20(est.)
     Development Authority
 Variable Rate Gas Facilities
  Revenue Bonds, Series 1994

  6.75% Preferred Stock, $100       Delmarva        20,000          $99.125              $.46
           Par Value

     The Delaware Economic          Delmarva        15,500          $99.50(est.)         $.20(est.)
    Authority Variable Rate
     Demand Gas Facilities
   Refunding Revenue Bonds,
         Series 1993C


  6.40% First Mortgage Bonds        Delmarva        90,000           $99.35              $.19


                                        Name of          Underwriters
                                       Principal       Initial Offering
                                    Underwriter or           Price
        TITLE OF ISSUE                Purchasers
------------------------------------------------------------------------
  7.71% First Mortgage Bonds      Merrill Lynch & Co.,       100%
                                  Morgan Stanley & Co.

    6.95% Amortizing First        Merrill Lynch & Co.        100%
        Mortgage Bonds            Morgan Stanley & Co.

     The Delaware Economic        Merrill Lynch & Co.        100%
     Development Authority
 Variable Rate Gas Facilities
  Revenue Bonds, Series 1994

  6.75% Preferred Stock, $100     Morgan Stanley & Co.       100%
           Par Value

     The Delaware Economic        Merrill Lynch & Co.        100%
    Authority Variable Rate
     Demand Gas Facilities
   Refunding Revenue Bonds,
         Series 1993C


  6.40% First Mortgage Bonds      Morgan Stanley & Co.,      100%
                                  Merrill Lynch & Co.,
                                  Chemical Securities Inc.


                 AGREEMENT FOR FUTURE DISTRIBUTION OF SECURITIES

14.
      a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

                Certain information regarding agreements with respect to future distribution of securities of Conectiv and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1 of the Application/Declaration of Conectiv on Form U-1, as amended in File No. 70-9095; Registration Statement of Conectiv on Form S-3 with respect to ConectivDirect(TM), Conectiv's dividend reinvestment and stock purchase plan, in File No. 33-44219; the Registration Statement of Conectiv on Form S-8 with respect to the Conectiv Incentive Compensation Plan in File No. 333-50063; and, the Application-Declaration on Form

           U-1 (File No. 70-9155) of Conectiv and the filing of Conectiv on Form 10-Q for the period ended March 31, 1998 with respect to the Conectiv Stockholders Rights Plan.

      b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

               The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or associate or affiliate companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.


                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS


15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

      a) The twenty largest registered holders of Common Stock and Class A Stock, as of its most recent dividend record date:

               Conectiv shares can be held by certificate, through dividend reinvestment plans, through employee investment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, Conectiv has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, Conectiv is only able to provide information as to shares registered with Conectiv.

           The following table sets forth Conectiv's twenty largest registered shareholders on the books:

COMMON STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Cedefast                                                      65,230,953                    64.60
P.O. Box 20
Bowling Green Station
New York, NY  10274

Reinvestment                                                  7,201,306                      7.13
c/o The Bank of New York
101 Barclay Street
Dividend Reinvestment Dept., 11-E
New York, NY  10007

Cede & Co.                                                     587,697                       0.58
Box #20
Bowling Green Station
New York, NY 10006

Allen W. Pike TR                                               170,000                       0.17
The Allen W Pike Revocable Trust
20 Chestnut St., Apt. N10
Exeter, NH  03833-1881

Wilmington Trust Co.                                           114,046                       0.11
Delmarva Power & Light Defer
Compensation Plan
Attn:  Alan Beattie
P.O. Box 231
Wilmington, DE  19899-0231

Eben W. Lothrop                                                 99,192                       0.10
9784 Tilghman Island Rd.
Box 6
McDaniel, MD  21647-9727

Patrick J. Morley                                                 *                           *
345 Barnhill Rd.
West Chester, PA  19382-2336

Richard H. Treml                                                  *                           *
1 McCormick Drive
Hockessin, DE  19707-2107

Edward P. Hutchinson                                              *                           *
720 Jamie Drive
Moorestown, NJ  08057

Frederick J. Hutchinson                                           *                           *
1120 Greenmount Rd.
Haddonfield, NJ  08033

----------
 *   Confidential treatment requested

COMMON STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Robert J. Hutchinson                                              *                           *
401 Birdwood Ave.
Haddonfield, NJ  08033

Thomas M. Hutchinson                                              *                           *
128 Mountwell Ave.
Haddonfield, NJ  08033

William A. Hutchinson, Jr.                                        *                           *
313 Merion Ave.
Haddonfield, NJ  08033

Recipients of Delmarva Power 1995                               65,612                       0.06
Performance Based Restricted Common Stock Plan
Delmarva Power, Attn:  Alan Beattie
P.O. Box 231
Wilmington, DE  19899-0231

Millicent Mishkin                                               64,395                       0.06
19 Trescott Path
Ft Salonga
Northport, NY  11768-2537

Wilmington Trust Co.  Trustee                                   51,870                       0.05
Delmarva Power & Light Defer Compensation Plan
Rabbi Trust
Eff. 1/1/96 Attn:  Alan Beattie
Delmarva Power Co.  P.O Box 231
Wilmington, DE  19899-0231

George H. Hutchinson III                                          *                           *
321 Jefferson Ave.
Haddonfield, NJ  08033

Wayne R. Grace                                                    *                           *
78 Henry Ave.
Boyertown, PA  19512-8612

Recipients of Delmarva Power 1994 Performance                   38,055                       0.04
Based Restricted Common Stock Plan
Delmarva Power Co. Attn:  Alan Beattie
P.O. Box 231
Wilmington, DE  19899-0231

Benjamin H. Laury                                                 *                           *
428 Salem Street
Elmer, NJ  08318

----------
 *   Confidential treatment requested

COMMON STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Theodore J. Laury                                                 *                           *
Box 351
Alloway, NJ  08001

TOTAL:                                                        74,301,460                    73.58

----------
 *   Confidential treatment requested



CLASS A STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Cedefast                                                      3,861,583                     58.86
P.O. Box 20
Bowling Green Station
New York, NY  10274

Cede & Co.                                                      43,332                       0.66
Box #20
Bowling Green Station
New York, NY 10006

Reinvestment                                                    15,381                       0.23
c/o The Bank of New York
101 Barclay Street
Dividend Reinvestment Dept., 11-E
New York, NY  10007

Millicent Mishkin                                               10,730                       0.16
19 Trescott Path
Ft Salonga
Northport, NY  11768-2537

Dalck Feith TR U/A 3/7/97                                       5,000                        0.08
The Dalck Feith Revocable Trust
8134 High School Road
Elkins Park, PA  19027-2453

Anthony J. Velardo Revocable Trust                              4,295                        0.07
U/A DTD 1/11/89
118 D. Amberly Drive
Englishtown, NJ  07726-2307

H. Stanford Roberts                                             3,750                        0.06
P.O. Box 244
Newtown, PA  18940

Ernest D. Huggard 0028/3463                                     3,280                        0.05
8 Kingston Lane
Ocean City, NJ  08226-2617

CLASS A STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Meredith I. Harlacher, Jr. & Patricia Ann                       3,275                        0.05
117 Woods Road
Absecon, NJ  08201-2112

Joseph W. McCool                                                3,220                        0.05
200 Coolidge Avenue
Absecon, NJ  08201-1213

Nicholas J. DeFeo & Joan M. DeFeo                               3,125                        0.05
6001 Winchester Avenue
Ventnor, NJ  08406-2238

Dalck Feith & Rose Feith Tr                                     2,865                        0.04
Landsdale Finishers Inc. Empl Profit Sharing Plan
DTD 7/1/74
8134 High School Road
Elkins Park, PA  19027-2453

Douglas J. Feith, Jr.                                           2,731                        0.04
Deft Trust DTD 5/17/91
6216 Clearwood Road
Bethesda, MD  20817-5633

Robert S. Brown                                                 2,667                        0.04
5615 Atlantic Ave.
Ventnor, NJ  08406-2816

A.A. Cohen Inc.                                                 2,500                        0.04
Attn:  Morton F. Cohen
6 N. Osborne Ave.
Margate, NJ  08402

George W. Gillemot Tr                                           2,500                        0.04
George W. Gillemot Family Trust
U/T/D DTD 12/14/84
P.O. Box 370
Glenbrook, NV  89413-0370

Sumner J. Walters & Paul W. Purnort, Jr. & Donald               2,500                        0.04
C. Sutton Tr. Marsh Foundation
U/W George H. Marsh
P.O. Box 150
Van Wert, OH  45891-0150

Keith E. McNeal & Gloria H. McNeal                              2,500                        0.04
Co-ttees Keith E. McNeal & Gloria H. McNeal Rev
Intervivos TR DTD 5/11/82
5231 South Lewis
Tulsa, OK  74105-6537

CLASS A STOCK
SHAREHOLDER                                                  SHARES HELD               % OF OUTSTANDING
------------------------------------------------------------------------------------------------------------
Fannie Shrope & Elizabeth Behr                                  2,425                        0.04
8 Forrest Drive
Northfield, NJ  08225-1706

Morton J. Kardon                                                2,404                        0.04
Green Hill Apt. WA503
1001 City Avenue
Wynnewood, PA  19096-3902

TOTAL:                                                        3,980,063                     60.67

      a) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

               At the most recent record date, there were 10,415 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 100,555,832.

      b) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

               At the most recent record date, there were 70,659 shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 18,366,542.

           Please note that the above figures overstate total shares outstanding because they include holders of the common stock of Atlantic who have not yet exchanged their shares for shares of Conectiv Common Stock and Class A Stock. Holders of Atlantic common stock receive .75 shares of Conectiv Common Stock and .125 shares of Class A Stock for each share of Atlantic stock exchanged.



                        OFFICERS, DIRECTORS AND EMPLOYEES

16.
      a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

               State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

      b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

      c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

      d)   Contracts.  If any such director, trustee, or officer as aforesaid:

           (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

           (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

           (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

           (4) Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
                Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

     By permission of the Staff, information required to be disclosed pursuant to items 16(a) through 16(e) is not set forth herein. Prior to the Merger, the officers and directors of Conectiv were officers and/or directors of Atlantic or Delmarva. Information regarding the positions and compensation of officers and directors of Atlantic prior to the Merger is set forth in the Annual Report of Atlantic on Form 10-K for the period ending December 31, 1997, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of Delmarva prior to the Merger is set forth in the Annual Report of Delmarva on Form 10-K for the period ending December 31, 1997, which is hereby incorporated by reference.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

          To the best knowledge of Conectiv management, there is no such interest.



                   SERVICE, SALES, AND CONSTRUCTION CONTRACTS

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

          The affiliate contracts listed below are attached as Exhibits H-1 through H-2 hereto:

      Exhibit No.                                                 Description
      -----------                                                 -----------
                    Service Agreement between Conectiv and subsidiaries (filed as Exhibit B-2 to the
          H-1       Application-Declaration of Conectiv on Form U-1, as amended, in File No. 70-9069).

                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

           (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

           (2) Proceedings involving any franchise claimed by any such company;

           (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

           (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

           (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

          Information regarding litigation involving Conectiv and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1. Legal Proceedings in Conectiv's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-13895); Item 1. Legal Proceedings in ACE's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-3559); and Item 1. Legal Proceedings in Delmarva's quarterly report on Form 10-Q for the period ended March 31, 1998 (File No. 1-1405).

                                    EXHIBITS


EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

     A corporate chart of Conectiv and its subsidiaries has been provided as Exhibit A-1.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules, and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities, and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

     By permission of the Staff, in lieu of the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the date and state of incorporation for the registrant and each of its subsidiary companies and (ii) a brief description of every subsidiary company of the registrant including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C.

(a)  With respect to each class of funded debt shown in the answers to Items 8
     (a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                       OMITTED BY PERMISSION OF THE STAFF.

(b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                       OMITTED BY PERMISSION OF THE STAFF.



EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

     See Exhibits D-1 through D-9 hereto.


EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provide property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.


     See Exhibit E-1 hereto.

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)        Generating plants--kind and capacity;

     (b) Transmission lines--voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)        Transmission substations--capacity.

     (d)        Distribution substations--capacity.
                                                                              39

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

                The information requested in item (2) can be found on the maps included as Exhibits E-1.

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

          See Exhibit E-2 hereto.

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

      (a)       Generating plants--kind and daily capacity;

      (b)       Holders--kind and capacity;

      (c)       Compressor stations--capacity in horsepower;

      (d) Transmission pipe lines--size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

      (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises;

      (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

                The information requested in item (4) can be found on the maps included as Exhibits E-3 and E-4.


EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

     The combined Annual Report for Atlantic and ACE for the period ending December 31, 1997 is incorporated by reference to the filing on Form 10-K dated March 30, 1997. The Annual Report for Delmarva for the period ended December 31, 1997 is incorporated by reference to the filing on Form 10-K dated March 27, 1998.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

         Exhibit G-1    1997 Annual Report of ACE to the Federal Energy
                        Regulatory Commission (FERC Form 1)

         Exhibit G-2    1997 Annual Report of Delmarva to the Federal Energy
                        Regulatory Commission (FERC Form 1)

         Exhibit G-3    1997 Annual Report of ACE to the New Jersey Board of
                        Public Utilities (FERC Form 1)

         Exhibit G-4    1997 Annual Report of Delmarva to the Delaware Public
                        Service Commission (FERC Form 1 and FERC Form 2)

         Exhibit G-5    1997 Annual Report of Delmarva to the Virginia State
                        Corporation Commission

         Exhibit G-6    1997 Annual Report of Delmarva to the Maryland Public
                        Service Commission (FERC Form 1)


EXHIBIT H. Typical forms of service, sales, or construction contracts described in answer to Item 18.

         See Exhibit H-1.

This registration statement comprises:

(a) A cover page, followed by pages numbered 2 to 41 consecutively, followed by pages 42 to 44, consecutively.

(b)  The following Exhibits:  the Exhibits shown on the attached exhibit index.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Wilmington and State of Delaware, on the 15th day of June, 1998.

                                                Conectiv



                                            /s/ LOUIS M. WALTERS
                                            ----------------------
                                             Louis M. Walters
                                                Treasurer
Attest:

/s/  Moira K. Donoghue
--------------------------
Moira K. Donoghue
Secretary

                                  VERIFICATION

State of Delaware     )
City of Wilmington     )

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached registration statement dated June 15, 1998, for and on behalf of Conectiv; that he is the Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                            /s/ LOUIS M. WALTERS
                                            ---------------------
Subscribed and sworn to before me
this 15th day of June, 1998.

/s/ CLAIRE WILLIAMSON
------------------------

My commission expires:

                                INDEX OF EXHIBITS



     EXHIBIT NUMBER                                   DESCRIPTION
------------------------ ----------------------------------------------------------------------------------------------
          A-1            Corporate chart of Conectiv and Subsidiaries (filed herewith on Form SE).

          D-1            Consolidating income statement  of Conectiv and Subsidiaries for the three months ended
                         March 31, 1998 and consolidating balance sheet of Conectiv and Subsidiaries as of March 31,
                         1998.

          D-2            Consolidating income statement of Delmarva and Subsidiaries for the three months ended
                         March 31, 1998 and consolidating balance sheet of Delmarva and Subsidiaries as of March 31,
                         1998.

          D-3            Consolidating income statement of ACE and Subsidiaries for the three months ended March
                         31, 1998 and consolidating balance sheet of ACE and Subsidiaries as of March 31, 1998.

          D-4            Consolidating income statement of DCI and Subsidiaries for the three months ended March 31,
                         1998 and consolidating balance sheet of DCI and Subsidiaries as of March 31, 1998.

          D-5            Consolidating income statement of AEE and Subsidiaries for the three months ended March
                         31, 1998 and consolidating balance sheet of AEE and Subsidiaries as of March 31, 1998.

          D-6            Consolidating income statement of CTS and Subsidiaries for the three months ended March
                         31, 1998 and consolidating balance sheet of CTS and Subsidiaries as of March 31, 1998.

          D-7            Consolidating income statement of AGI and Subsidiaries for the three months ended March
                         31, 1998 and consolidating balance sheet of AGI and Subsidiaries as of March 31, 1998.

          D-8            Consolidating balance sheet of AET and Subsidiary as of March 31, 1998.

          D-9            Consolidating income statement of CS and Subsidiary for the three months ended March 31,
                         1998 and consolidating balance sheet of CS and Subsidiary as of March 31, 1998.

          E-1            Map of Conectiv service area (electric), generating plants, substations and transmission lines (filed herewith on Form SE).

          E-2            Map of Delmarva service area (gas) (filed herewith on Form SE).

          E-3            Map of Delmarva gas transmission and distribution systems (filed herewith on Form SE).

          E-4            Map of Delmarva interconnects with interstate pipelines (filed herewith on

                         Form SE).

          G-1            1997 Annual Report of ACE to the Federal Energy Regulatory Commission (FERC Form 1)
                         (filed herewith on Form SE).

          G-2            1997 Annual Report of Delmarva to the Federal Energy Regulatory Commission (FERC Form
                         1) (filed herewith on Form SE).

          G-3            1997 Annual Report of ACE to the New Jersey Board of Public Utilities (Required annual report is FERC Form 1 which is filed herewith as Exhibit G-1).

          G-4            1997 Annual Report of Delmarva to the Delaware Public Service Commission (Required
                         annual reports are FERC Form 1 and FERC Form 2.  FERC Form 1 is filed herewith as Exhibit
                         G-2.  FERC Form 2 is filed herewith on Form SE).

          G-5            1997 Annual Report of Delmarva to the Virginia State Corporation Commission (filed herewith on Form SE).

          G-6            1997 Annual Report of Delmarva to the Maryland Public Service Commission. (Required
                         annual report is FERC Form 1 which is filed herewith as Exhibit G-2)

          H-1            Typical Conectiv system service agreement (incorporated by reference to the filing on Form
                         U-1 (File No. 70-9069; Exhibit B-2).